

May 19, 2026

J.D. Finley
Chief Executive Officer
Palisade Bio, Inc.
4600 South Syracuse Street, Suite 900
Denver, Colorado 80237

      Re: Palisade Bio, Inc.
          Registration Statement on Form S-3
          Filed May 12, 2026
          File No. 333-295815

Dear J.D. Finley:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at 202-551-6761 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Jeffrey C. Thacker